Filed by Canopius Group Limited
Pursuant to Rule 425 under The Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Tower Group, Inc.
Commission File Number: 000-50990
Date: July 31, 2012

PRESS RELEASE
31 July 2012

CANOPIUS COMMENCES RESTRUCTURE OF BERMUDA OPERATIONS

As previously announced, on 25 April 2012 Canopius Group Limited ("CGL") granted to Tower Group, Inc. ("Tower") an option to combine with the Bermuda reinsurance business currently operated by Canopius ("the Bermuda Transaction").  Tower yesterday exercised that option which remains contingent on the completion of Canopius's acquisition of Omega Insurance Holdings Limited ("Omega") and other conditions.

Following these transactions, Canopius's Bermuda operations will remain under the leadership of Susan Patschak, Chief Executive.  Canopius will continue to underwrite its existing Excess Casualty and Property Treaty business via Canopius Underwriting Bermuda Limited, which operates as a Lloyd's-approved coverholder for Syndicate 4444.   Canopius's reinsurance carrier in  Bermuda will become Omega Specialty Insurance Limited, which will be re-named under the Canopius brand.

Michael Watson, Executive Chairman said "Over the past five years we have developed a valuable franchise in Bermuda under the leadership of Susan Patschak and her team. Today's announcement confirms the continuity of our Bermuda operations whilst progressing our strategic partnership with Tower."

- Ends -

For further information please contact:

Michael Watson, Canopius	+44 20 7337 3700

Anthony Carlisle, Citigate Dewe Rogerson	+44 20 7638 9571

Notes to Editors:

1.
Canopius Group Limited is a privately-owned international insurance and reinsurance group with operations in the UK, Bermuda, Singapore, Ireland, Switzerland and Australia. Canopius is owned by management and Bregal Capital LLP, a private equity company.

2.
Incorporated in Guernsey, Canopius Group Limited is the parent of Canopius Managing Agents Limited (CMA) at Lloyd’s and Canopius Bermuda Limited, a class 3A reinsurance company. CMA manages Syndicates 4444 and 260 on behalf of the Group and third parties, with total gross premiums written of c. £650 million for 2011.  Canopius Bermuda Limited writes structured reinsurance products and provides capital support to Canopius Group’s underwriting operations at Lloyd’s.

3.	Canopius Group comprises the following strategic business units:

Global Property
•	Direct and facultative commercial property
•	North American excess and surplus lines binding authorities
•	Property treaty reinsurance

Global Specialty
•	Marine and energy insurance
•	Marine treaty reinsurance
•	Casualty, including professional indemnity, financial institutions and excess casualty
•	Casualty treaty reinsurance
•	Construction and engineering
•	International accident & health
•	Crisis management, including product contamination, war, sabotage & terrorism, aviation war and kidnap & ransom
•	Political risk, including expropriation, contract frustration, aircraft repossession and structured trade credit

UK Retail Insurance
•	UK household
•	UK specialist property/ niche personal lines
•	UK commercial combined for the SME sector
•	UK casualty, including accident & health and professional indemnity
•	UK motor including personal, commercial and specialist vehicles

Additional Information and Where to Find It

In connection with this proposed transaction, Tower and Canopius Holdings Bermuda Limited will file a joint proxy statement/prospectus with the United States Securities and Exchange Commission (the “SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the proxy statement/prospectus and all relevant documents filed by Tower with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Tower, from Tower directly at 120 Broadway (31st Floor), New York, NY 10271, (212) 655-2000; email: info@twrgrp.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Tower may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Tower’s stockholders under the rules of the SEC is set forth in public filings filed by Tower with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Tower’s participants in the solicitation is contained in Tower’s Proxy Statement on Schedule 14A, filed with the SEC on March 16, 2012.